Exhibit 99.1

INSPIRA TECHNOLOGIES OXY B.H.N. Ltd.

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual and Extraordinary General Meeting of Shareholders (the “Meeting”) of Inspira Technologies Oxy B.H.N. Ltd. (“Inspira Technologies” or the “Company”) will be held on December 30, 2025, at 4:00 p.m. Israel time at the Company’s office, located at 2 Ha-Tidhar Street, Ra’anana 4366504, Israel.

The Meeting is being called for the following purposes:

1.	To re-appoint Ziv Haft, Certified Public Accountants (Israel), a member of BDO Global, an independent registered public accounting firm, as the Company’s independent auditor of the Company until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (the “Board of Directors”) to determine the compensation of Ziv Haft until the next annual general meeting (“Proposal 1”);

2.	To re-elect Mr. Dagi Ben-Noon, Mr. Tal Parnes and Mr. Lior Amit and to elect Ms. Sivan Matza to serve as members of the Board of Directors until the next annual general meeting of shareholders (“Proposal 2”); and

3.	To approve a grant of restricted share units to Ms. Sivan Matza, a non-executive director on the Board of Directors ("Proposal 3").

In addition to putting forward Proposals 1, 2 and 3, at the Meeting, the audited financial statements of the Company for the year ended December 31, 2024 and the Company’s annual report for the year ended December 31, 2024 will be presented for discussion and consideration by the Company’s shareholders.

Board of Directors Recommendation

The Board of Directors unanimously recommends that you vote in favor of Proposals 1, 2 and 3, which are described in the attached proxy statement (the “Proxy Statement”).

Record Date

Shareholders of record at the close of business on December 2, 2025 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting (as detailed below).

Required Vote and Voting Procedures

Pursuant to the Israeli Companies Law, 5759-1999 (the “Companies Law”), Proposals 1, 2 and 3, described hereinafter, require the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding ordinary shares, no par value (the “Ordinary Shares”), of the Company amounting in the aggregate to at least a majority of the votes cast by shareholders at the Meeting with respect to such proposal (“Simple Majority”).

How You Can Vote

A form of proxy for use at the Meeting is attached to the Proxy Statement, together with a return envelope, will be sent to holders of the Company’s Ordinary Shares. By appointing “proxies,” shareholders may vote at the Meeting regardless of whether they attend in person. If a properly executed proxy in the attached form is received by the Company at least four (4) hours prior to the Meeting, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the form. Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board of Directors recommends a “FOR”.

Shareholders may revoke their proxies or voting instruction form (as applicable) in accordance with Section 9 of the Companies Law regulations (proxy and position statements), by filing with the Company a written notice of revocation or duly executed proxy or voting instruction form (as applicable) bearing a later date and time.

Shareholders of Record

If your shares are registered directly in your name with our transfer agent, Equinity Trust Company LLC, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to use the proxy card included with this Proxy Statement to grant your voting proxy directly to Yafit Tehila, the Chief Financial Officer of the Company (yafit@inspirao2.com), or to vote in person at the Meeting.

Beneficial Owners

If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner with respect to those shares. A beneficial owner as of the Record Date has the right to direct the bank, broker or nominee how to vote shares held by such beneficial owner at the Meeting and must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. If your shares are held in “street name,” as of the Record Date, these proxy materials are to be forwarded to you by your bank, broker or nominee who is considered, with respect to those shares, as the shareholder of record, together with a voting instruction card for you to use in directing the bank, broker or nominee how to vote your shares. You also may attend the Meeting. Since a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the Meeting. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion, among other things, with respect to the election and/or re-election of directors (Proposal 2) or any matter that relates to director compensation (Proposal 3), which we believe are considered as non-routine under applicable rules; and therefore, a “broker non-vote” occurs with respect to such uninstructed shares. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares count for all proposals.

Sincerely,

/s/ Tal Parnes
Chairman of the Board of Directors

November 25, 2025

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

RA’ANANA, ISRAEL

PROXY STATEMENT

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 30, 2025

The enclosed proxy statement (the “Proxy Statement”) is being solicited by the board of directors (the “Board of Directors”) of Inspira Technologies Oxy B.H.N. Ltd. (the “Company”) for use at the Company’s annual and extraordinary general meeting of shareholders (the “Meeting”) to be held on December 30, 2025, at 4:00 p.m. Israel time, or at any adjournment or postponement thereof.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein shall vote the ordinary shares, no par value, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this Proxy Statement, the Ordinary Shares represented thereby shall be voted in favor of each of the proposals described in this Proxy Statement.

Quorum

Two or more shareholders present, personally or by proxy, holding in the aggregate not less than twenty-five percent (25%) of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until December 30, 2025, at 6:00 p.m. Israel time (the “Adjourned Meeting”). At the Adjourned Meeting, any number of shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Required Majority

Pursuant to the Israeli Companies Law, 5759-1999 (the “Companies Law”), each of Proposals 1, 2 and 3 described hereinafter, requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders at the Meeting with respect to either Proposal 1, 2 or 3 (a “Simple Majority”).

In accordance with the Companies Law, and regulations promulgated thereunder, any shareholder of the Company holding at least 1% of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting (and in case of a proposed additional agenda item for nominating or removal of a director, at least five percent (5%) to Ms. Yafit Tehila, via e-mail (yafit@inspirao2.com) no later than December 2, 2025. All such submissions must comply with the requirements under the Companies Law, the regulations promulgated thereunder, and the Company’s amended and restated articles of association (the “Articles”).

Position Statements

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (a “Position Statement”) to the Company’s offices at 2 H-Tidhar Street, Ra’anana 4366504, Israel. Any Position Statement received shall be furnished with the U.S. Securities and Exchange Commission (“SEC”) on a Report on Form 6-K and be made available to the public on the SEC’s website at www.sec.gov. Position Statements should be submitted to the Company no later than December 20, 2025. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement. The Board of Directors’ response to the Position Statement shall be submitted no later than December 23, 2025.

It is noted that there may be changes on the agenda after publishing the Proxy Statement, including Position Statements. Therefore, the most updated agenda shall be furnished with the SEC on a Report on Form 6-K and shall be made available to the public on the SEC’s website at www.sec.gov.

PROPOSAL 1

TO RE-APPOINT ZIV HAFT, CERTIFIED PUBLIC ACCOUNTANTS (ISRAEL), A MEMBER OF BDO GLOBAL, AS THE COMPANY’S INDEPENDENT AUDITOR OF THE COMPANY, AND TO AUTHORIZE THE COMPANY’S BOARD OF DIRECTORS TO DETERMINE THE COMPENSATION OF ZIV HAFT UNTIL THE NEXT ANNUAL GENERAL MEETING

Under the Companies Law, the appointment of independent public accountants requires the approval of the shareholders of the Company.

The Board of Directors has authorized and approved the re-appointment of the accounting firm of Ziv Haft, Certified Public Accountants (Israel), a member of BDO Global (“Ziv Haft”), as the Company’s independent auditor until the next annual general meeting, after examining, among other things, its expertise, experience in the industry in which the Company operates, the length of time they have served as an auditor of the Company and its independence as an auditor.

On November 18, 2025, the Board of Directors determined, pursuant to the recommendation of the Company’s audit committee, that the compensation of Ziv Haft is reasonable, after examining, among other things, the scope of its work and the complexity and scope of the Company’s activities.

The Board of Directors believes that the re-appointment of Ziv Haft as the independent auditor of the Company is appropriate and in the best interests of the Company and its shareholders.

For additional information on the fees paid by the Company and its subsidiaries to Ziv Haft in each of the previous two fiscal years, please see Item 16C ‘Principal Accountant Fees and Services’ in the Company’s annual report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 10, 2025.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to re-appoint Ziv Haft as the Company’s independent auditor until the next annual general meeting, and to authorize the Company’s Board of Directors to determine the compensation of Ziv Haft until the next annual general meeting.”

The re-appointment of Ziv Haft requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends a vote FOR the above proposal.

PROPOSAL 2

TO RE-ELECT MR. DAGI BEN-NOON, MR. TAL PARNES AND MR. LIOR AMIT AND ELECT MS. SIVAN MATZA AS MEMBERS OF THE BOARD OF DIRECTORS UNTIL THE NEXT ANNUAL GENERAL MEETING OF SHAREHOLDERS

Under the Companies Law, the management of the Company’s business is vested in the Board of Directors. The Board of Directors may exercise all powers and may take all actions that are not specifically granted to our shareholders.

The Company’s Articles provide that the Company may have at least three (3) and not more than twelve (12) directors.

The Board of Directors currently consists of four (4) directors, including Mr. Dagi Ben-Moon, Mr. Tal Parnes and Mr. Lior Amit, who were previously re-elected at the Company’s annual general meeting of shareholders that convened on December 30, 2024, and Ms. Sivan Matza, who was appointed by the Board of Directors on October 21, 2025 in accordance with the Company’s Articles. Each director holds office until the annual general meeting of the Company’s shareholders in which his or her term expires.

The Board of Directors has approved the nomination of each of the following individuals for re-election as members of the Board of Directors – Mr. Dagi Ben-Moon, Mr. Tal Parnes and Mr. Lior Amit – and the nomination of Ms. Sivan Matza for election as a member of the Board of Directors (together, the “Director Nominees”). The Board of Directors recommends that the shareholders elect and/or re-elect each of the Director Nominees to the position of director until the next annual general meeting is held.

Each of the Directors Nominees, whose professional background is provided below, has advised the Company that they are willing, able, and ready to serve as directors if elected and/or re-elected. Additionally, in accordance with the Companies Law, each of the nominees has certified to the Company that he or she meets all the requirements of the Companies Law for election and/or re-election as a director of a public company, and has the necessary qualifications and sufficient time, to fulfill his or her duties as a director of the Company, taking into account the size and needs of the Company. The Company does not have any understanding or agreement with respect to the future re-election of either of the Directors.

In addition, the Board of Directors has determined that each of Mr. Tal Parnes, Mr. Lior Amit and Ms. Sivan Matza is independent under the Nasdaq listing standards.

Subject to the election and/or re-election of the Director Nominees, they shall continue to be entitled to indemnification and exemption letters as applicable and shall continue to be covered by the Company’s directors and officers insurance.

In addition, each of the non-executive Director Nominees shall continue to be entitled to the same fixed fee as previously approved by the Company’s shareholders on May 12, 2025, such that Mr. Amit and Ms. Matza shall be eligible to the same fixed fee previously approved for non-chair, non-executive directors of the Company, and Mr. Parnes shall be eligible to the fixed fee previously approved for his position as the Company’s chairman.

Mr. Ben-Noon is compensated according to his position as the Company’s Chief Executive Officer, in accordance with the terms of compensation previously approved by the Company’s shareholders, and in accordance with the Company’s compensation policy for directors and officers (the “Compensation Policy”). As of the date of this Proxy Statement, Mr. Ben-Noon is not entitled to additional compensation for his services as a director.

Set forth below is certain biographical information regarding the background and experience for each of the Director nominees:

Mr. Dagi Ben-Noon

Mr. Dagi Ben-Noon has served as our Chief Executive Officer since July 2020 and as a director since March 2020. Prior to that, Mr. Ben-Noon served as our Chief Operations Officer from March 2018 to June 2020. Mr. Ben-Noon co-founded our company in February 2018. Mr. Ben-Noon has over 15 years of experience in product development from idea inception to illustration, design, manufacturing and product launch. Mr. Ben-Noon co-founded Nano Dimension Ltd. (Nasdaq: NNDN) and served as the company’s chief operating officer and director from July 2012 to October 2017. As Nano Dimension Ltd.’s chief operating officer, Mr. Ben-Noon was in charge of the company’s research and development, operations, production, quality and information technology. Mr. Ben-Noon has a BSc in Mechanical Engineering from the Ben-Gurion University of the Negev in Beer Sheva, Israel.

Mr. Tal Parnes

Mr. Tal Parnes has served as chairman of our Board of Directors since February 1, 2025, and has served on our Board of Directors since July 16, 2021. Mr. Parnes co-founded and served as a chief executive officer and president of Zuta-Core Ltd. from 2016 to 2020. Prior to that, Mr. Parnes co-founded and served as a chief executive officer of HQL Pharmaceuticals Ltd. from 2010 to 2015. Mr. Parnes also served as chief operating officer of Silynx Communications Inc. from 2007 to 2009, served as a vice president of operations of Wavion Inc. from 2005 to 2006 and vice president of operations of Atrica Ltd. from 2002 to 2004. Between 1999 to 2001, Mr. Parnes also served as chief financial officer and business development director of Printlife Ltd. Mr. Parnes holds a B.A. in Economics and History from the Tel Aviv University.

Mr. Lior Amit

Mr. Lior Amit has served on our Board of Directors since August 1, 2021. Since 2014, Mr. Amit has served as a private financial advisor for both high net worth individuals and companies and serves as a director in Scoutcam Inc., ICIC, an Israeli credit insurance company, Nirplex and Ronimar LTD. Mr. Amit was the CFO of the BBR Saatchi & Saatchi advertising group in Israel from 1996 to 2013, helping to turn it into a leading local advertising company including advertising agencies, media operations and digital and content, growing from 40 employees to 250 employees. Mr. Amit holds a Master of Business Administration (Finance and Insurance) and a B.A. in Economics and Accounting from the Tel Aviv University. Mr. Amit is a Certified Public accountant in Israel and holds an advisor license with the Israeli Securities Authority.

Ms. Sivan Matza

Ms. Sivan Matza has served on our Board of Directors since October 21, 2025. Ms. Matza has been working as a consultant and director at Brevan Howard Tel Aviv from January 2021. Ms. Matza has been working as an owner's representative at Alexander Hotel (Tel Aviv) from 2017. Prior to that, Ms. Matza was an executive committee member and director at Braven Howard Israel Ltd from 2014 to 2018, and prior to that Ms. Matza was the finance and operations manager, head of human resources and compliance and anti-money laundering officer at Braven Howard (Israel) Ltd from 2006 to 2018. From 2003 to 2006, Ms. Matza was a CPA in finance division in Bank Leumi, and from 1999 to 2003, Ms. Matza was audit manager in Hi-Tech division at Ernst & Young. Ms. Matza holds an M.A. in law with specialization in accounting from Bar-Ilan University, has a CPA from the Institute of Certified Public Accountants, Israel, and holds a B.A. in Business Management from The College of Management, Rishon LeZion.

The shareholders of the Company are recommended to adopt the following resolutions at the Meeting:

“RESOLVED, to re-elect Mr. Dagi Ben-Noon as a director of the Company until the next annual general meeting of shareholders following such re-election and until he ceases to serve in office in accordance with the provisions of the Company’s Amended and Restated Articles of Association or any law, whichever is the earlier.”

“RESOLVED, to re-elect Mr. Tal Parnes as a director of the Company until the next annual general meeting of shareholders following such re-election and until he ceases to serve in office in accordance with the provisions of the Company’s Amended and Restated Articles of Association or any law, whichever is the earlier.”

“RESOLVED, to re-elect Mr. Lior Amit as a director of the Company until the next annual general meeting of shareholders following such re-election and until he ceases to serve in office in accordance with the provisions of the Company’s Amended and Restated Articles of Association or any law, whichever is the earlier.”

“RESOLVED, to elect Ms. Sivan Matza as a director of the Company until the next annual general meeting of shareholders following such re-election and until she ceases to serve in office in accordance with the provisions of the Company’s Amended and Restated Articles of Association or any law, whichever is the earlier.”

The election and/or re-election of each director shall be voted upon separately.

The election and/or re-election of each Director Nominee requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends a vote FOR the election and/or re-election of each of the Director Nominees.

PROPOSAL 3

TO APPROVE A GRANT OF RESTRICTED SHARE UNITS TO MS. SIVAN MATZA, A NON-EXECUTIVE DIRECTOR OF THE COMPANY

On November 18, 2025, the Company’s compensation committee (the “Compensation Committee”) and the Board of Directors, approved and recommended that the Company’s shareholders approve, a grant of restricted share units (“RSUs”), which will be settled to Ordinary Shares of the Company, to Ms. Sivan Matza, a non-executive director of the Company, under the Company’s Amended and Restated 2019 Equity Incentive Plan (the “Plan”).

The Compensation Committee and the Board believe it is in the best interests of the Company to grant RSUs, under the Plan, to Ms. Sivan Matza, as follows (the “Grant of RSUs to Ms. Matza”):

Name	Title	Previous No. of RSUs Granted	Previous No. of Options Granted	No. of RSUs Suggested for Grant
Sivan Matza	Non-Executive Director	-	-	30,000

The Grant of RSUs to Ms. Matza is subject to a vesting period of three (3) years beginning October 21, 2025, as follows: (i) 33.34% of the RSUs granted will vest on the first anniversary thereafter (the “First Installment”); and (ii) 8.33% of the granted RSUs will vest in each end of quarter for 8 quarters, following the First Installment. In the event of termination of engagement between the Company and Ms. Matza, any unvested RSUs at the time of such termination shall be automatically cancelled.

The value of the Grant of RSUs to Ms. Matza and its terms are within the framework and principles of the Compensation Policy, representing a total amount of $29,400(approximately NIS 96,138). Unless otherwise noted, all conversion rates from NIS to U.S. dollars in this Proxy Statement were made at a rate of NIS 3.27 per $1.00, the exchange rate as of November 18, 2025.

The Grant of RSUs to Ms. Matza is granted in accordance with the capital gain track of Section 102 of the Israeli Income Tax Ordinance, 1961, as applicable.

In making its recommendation with regard to the approval of the Grant of RSUs to Ms. Matza, the Compensation Committee and the Board each have considered all relevant considerations and discussed all matters required under the Companies Law and the regulations promulgated thereunder, and also considered, inter alia: (i) the position, responsibilities, background and experience of Ms. Matza; (ii) that the Grant of RSUs to Ms. Matza reflects a fair and reasonable value for her services and a director in the Company and is aligned with previous grants to other non-executive directors; (iii) that the terms of the Grant of RSUs to Ms. Matza are in accordance with the Compensation Policy; and (iv) that the Grant of RSUs to Ms. Matza is meant to incentivize Ms. Matza and establish and maintain an alignment of interests between her and the Company’s shareholders and to align her compensation with the Company’s long-term achievements.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Grant of RSUs to Ms. Sivan Matza, a Company’s non-executive director, as set forth in the Proxy Statement.”

The approval of the Grant of RSUs to non-executive directors, requires the affirmative vote of a Simple Majority.

The Board unanimously recommends a vote FOR the above proposal.

DISCUSSION OF THE COMPANY’S FINANCIAL STATEMENTS AND ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

Pursuant to the Companies Law, the Company is required to present the Company’s audited financial statements for the year ended December 31, 2024, to the Company’s shareholders.

The financial statements and annual report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 10, 2025, are available on the Company’s website at: https://inspira-technologies.com/investor-relations/#b2iSecScrollTo.

At the Meeting, shareholders shall have an opportunity to review, ask questions and comment on the Company’s audited financial statements and annual report for the year ended December 31, 2024.

This agenda item shall not involve a vote by the shareholders, and accordingly there is no proposed resolution.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby shall be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY SHALL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

Proxies and all other applicable materials should be sent to:

Equinity Trust Company, LLC

6201 15th Avenue

Brooklyn, NY 11219

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the SEC. All documents which the Company will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Annual and Extraordinary General Meeting of Shareholders and the proxy statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED NOVEMBER 25, 2025. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN NOVEMBER 25, 2025, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors
Inspira Technologies Oxy B.H.N. Ltd.

/s/ Tal Parnes
Chairman of the Board of Directors

November 25, 2025

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Yafit Tehila, Chief Financial Officer of Inspira Technologies Oxy B.H.N. Ltd. (the “Company”) and Dagi Ben-Noon, Chief Executive Officer of the Company, and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of the Company which the undersigned is entitled to vote at the Annual and Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on December 30, 2025 at 4:00 p.m. Israel time, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual and Extraordinary General Meeting of Shareholders and proxy statement relating to the Meeting.

This Proxy, when properly executed, shall be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy shall be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Date of Meeting: December 30, 2025

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To re-appoint Ziv Haft, Certified Public Accountants (Israel), a member of BDO, an independent registered public accounting firm, as the Company’s independent auditor of the Company until the next annual general meeting of the shareholders, and to authorize the Company’s Board of Directors to determine the compensation of Ziv Haft until the next annual general meeting.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.

2.1	To re-elect Mr. Dagi Ben-Noon as a member of the Board of Directors until the next Annual General Meeting of Shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.4	To re-elect Mr. Tal Parnes as a member of the Board of Directors until the next Annual General Meeting of Shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.5	To re-elect Mr. Lior Amit as a member of the Board of Directors until the next Annual General Meeting of Shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.6	To elect Ms. Sivan Matza as a member of the Board of Directors until the next Annual General Meeting of Shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.	To approve a Grant of RSUs to Ms. Sivan Matza, as set forth in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.